Exhibit 99.3

ASX ANNOUNCEMENT
November 25th, 2009

Appointment of Mr. Tom Bonvino as Company Director

The Board of Directors of Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce the appointment of Mr. Tommaso (Tom) Bonvino as a non-executive Director of the Company.

Mr. Bonvino, 49, has over 27 years experience in consumer marketing and product development on an International platform.  He has managed companies for various Italian, Spanish and French firms, distributing and marketing goods throughout South-East Asia.  He has established strong bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors.  He is also currently a non-executive Director of the Melbourne Recital Centre and a Fellow of the Australian Institute of Company Directors.

Mr. Bonvino was the former Managing Director and Chief Executive Officer of IM Medical Ltd., an ASX-listed company committed to the use of innovative technology to promote health and well being, spearheading the strategic review which led to significant expansion of the IM Medical business.  Mr. Bonvino was also a director of Fountains Victoria Foundations Trust, while being a board member of the highly accredited Penleigh & Essendon Grammar School during the same time frame.  He also spent time as a Board member of the Italian Chamber of Commerce from 2001 to March 2009, spending the last four years as Vice President.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman
Chief Executive Officer

Genetic Technologies Limited
Phone: +61 3 8412 7000